Sun Life Financial Inc.

Annual Meeting of Common Shareholders May 10, 2006

Report on Voting Results

National Instrument 51-102 – Section 11.3

Election of Directors

The following nominees were elected by ballot as directors of the Corporation until the next
Annual Meeting:

Name of Nominee	Votes For	%		Votes Withheld	%

James C. Baillie	218,564,785		99.56%	973,311	0.44%
George W. Carmany, III	212,268,239		96.69%	7,269,857	3.31%
John H. Clappison	218,573,963		99.56%	964,133	0.44%
William R. Fatt	204,878,843		93.32%	14,659,135	6.68%
David A. Ganong, CM	212,187,861		96.65%	7,349,917	3.35%
Germaine Gibara	218,363,709		99.47%	1,174,069	0.53%
Krystyna T. Hoeg	213,400,776		97.20%	6,137,002	2.80%
David W. Kerr	212,353,606		96.73%	7,184,489	3.27%
Idalene F. Kesner	218,307,680		99.44%	1,230,416	0.56%
Bertin F. Nadeau	212,156,635		96.64%	7,381,143	3.36%
Ronald W. Osborne	216,725,232		98.72%	2,813,064	1.28%
C. James Prieur	218,513,046		99.53%	1,024,732	0.47%
Donald A. Stewart	218,566,928		99.56%	971,168	0.44%
W. Vickery Stoughton	212,124,855		96.62%	7,413,241	3.38%

Appointment of Auditors

The following were the results of the ballot to appoint Deloitte & Touche LLP as Auditors of the Corporation:

Outcome	Votes For	%	Votes Withheld	%

Carried	217,964,286	99.28	1,574,434	0.72

Shareholder Proposal No. 1

The following were the results of the ballot conducted for Shareholder Proposal No. 1 – All forms of compensation of senior officers shall be proportional to dividends, unless specific approval is obtained from the shareholders for a greater increase:

Outcome	Votes For	%	Votes Against	%

Defeated	7,037,553	3.34	203,704,382	96.66

/ s / “Joan M. Wilson”

Joan M. Wilson

Vice-President and Corporate Secretary